File Nos. 33-13019
          811-5083



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940











                        VAN ECK WORLDWIDE INSURANCE TRUST
                           (Exact Name of Registrant)
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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and State of New York on the 2nd day of January, 1996.


                                                              VAN ECK WORLDWIDE
                                                              INSURANCE TRUST



                                                        By:  \s\ Michael Doorley

Attest: \s\ Thaddeus Leszczynski
         Secretary